

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Dr. Philip Arlen
Chief Executive Officer
Neogenix Oncology, Inc.
445 Northern Boulevard, Suite 24
Great Neck, NY 11021

Re: Neogenix Oncology, Inc.
Registration Statement on Form 10-12G filed April 30, 2010, as amended
File No. 000-53963

Dear Dr. Arlen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John C. Partigan
Mark A. Kass, Esq.
Samuel E. Feigin, Esq.
Nixon Peabody LLP
401 9th Street, NW
Suite 900
Washington, DC 20004